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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                                    SEC File Number 33-25129-LA
                                    FORM 12b-25       CUSIP Number: 161174-10-7

                            NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-KSB / /Form 20-F / /Form 11-K / /Form 10-QSB
              / /Form N-SAR

                 For Period Ended:  DECEMBER 31, 1996
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I -- REGISTRANT INFORMATION

CHARTER COMMUNICATIONS INTERNATIONAL, INC.
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Full Name of Registrant

MAUI CAPITAL CORPORATION
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Former Name if Applicable

17100 EL CAMINO REAL
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Address of Principal Executive Office (Street and Number)

HOUSTON, TX 77058
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City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  / /  (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                             PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DUE TO THE COMPANY'S RECENT CHANGE IN INDEPENDENT ACCOUNTING FIRMS AND TO THE CONSOLIDATION OF ITS ACCOUNTING FUNCTIONS IN ATLANTA, AS DISCLOSED IN THE COMPANY'S FORM 8-K/A FILED WITH THE COMMISSION ON MARCH 13, 1997, THE INITIATION AND COMPLETION OF THE YEAR-END AUDIT OF THE COMPANY'S FINANCIAL STATEMENTS WAS DELAYED.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/84)



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                         PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             PATRICK E. DELANEY              (770)              432-6800
    ---------------------------------- ----------------- ----------------------
                  (Name)                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The change in revenue and earnings from fiscal year 1995 to 1996 are as follows:

                                 1996                 1995
                                 ----                 ----

    Revenues                 $ 8,231,802          $   112,819
    Operating Loss            (7,288,560)          (1,430,266)
    Net Loss                  (7,757,848)          (1,523,924)
    Net Loss Per share            ($0.51)              ($0.26)

    The primary reasons for the increased revenue and increased loss during 1996 were due to the Company's acquisition of five companies and the expansion into Panama, Venezuela and El Salvador.

                  CHARTER COMMUNICATIONS INTERNATIONAL, INC.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date    MARCH 31, 1996                       By  /s/ PATRICK E. DELANEY
        ---------------------------------------    ----------------------------
                                                   PATRICK E. DELANEY
                                                   CHIEF FINANCIAL OFFICER

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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